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Santos Ltd
ABN 8000 7550 923
Santos House Level 29
91 King William Street
Adelaide South Australia 5000
GPO Box 2455
Adelaide South Australia 5001
Telephone: (08) 8218 5111
International: 61 8 8218 5111
Investor Relations
Facsimile: 61 8 8218 5131

04 MAR -5 AM 7:21

Santos

04010321

SUPPL

Date: Thu 04 Mar 2004 09:29:52 PM EST

To:
SECURITIES EXCHANGE COMMISSION
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From: SANTOS LTD
SANTOS HOUSE
91 KING WILLIAM STREET
ADELAIDE SA 5000

Subject: Santos Moomba Plant Update

PROCESSED
MAR 05 2004
THOMSON FINANCIAL

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Santos

www.santos.com

newsrelease

5 March 2004

Moomba Plant Update

Santos Limited advises that investigations into the cause of the 1 January 2004 fire at the Moomba Gas Plant are continuing.

As previously reported, the cause of the gas release that led to the fire was the unforeseen failure of a heat exchanger (cold box) inlet nozzle in the Liquids Recovery Plant (LRP) - the final stage of liquids processing in the plant.

Findings from an initial independent metallurgical laboratory study - commissioned by Santos and based on analysis of samples taken from the affected area - have now confirmed that the unforeseen failure of the inlet nozzle was due to Liquid Metal Embrittlement (LME) of the train B aluminium cold box by elemental mercury.

Further investigations being undertaken by Santos involve additional assessment of the cold box, to determine if any other factors may have contributed to the incident. These investigations are expected to take some weeks to be completed.

LME is a rare instantaneous phenomenon. It is a complex metal fracture mechanism that occurs without warning. It is understood that, to date, the Moomba incident is the first known occurrence of a gas release and fire due to LME.

While LME occurs with aluminium, it does not occur with steel and therefore does not affect the strength of steel pipes and valves. At the Moomba Plant, the cold box is the only major piece of aluminium equipment. The remainder of the processing equipment is predominantly constructed of steel.

Natural gas from subterranean reservoirs in Australia and South East Asia typically contains minute levels of elemental mercury. Central Australian raw natural gas contains approximately 30 parts per billion of elemental mercury.

Santos has in place a management plan for dealing with elemental mercury in the Plant, including susceptible aluminium components. This plan reflects accepted industry practice.

Notwithstanding that the investigation process has not yet been completed, Santos has already taken the decision to implement a re-instatement plan to eliminate the possibility of a similar failure occurring again. This plan includes the procurement of new cold boxes and associated facilities.

Santos Ltd ABN 80 007 550 923

GPO Box 2455 • Adelaide SA 5001 • Telephone: 08 8218 5111 • Facsimile: 08 8218 5131

Santos maintains insurance which covers it for damage by fire. Santos' insurers (as well as the Government) are aware of LME and the issue of elemental mercury in relation to that failure mechanism. The insurance claim is being progressed in the normal fashion.

As detailed in the Santos release of 23 February, the Moomba Plant is on track for restoration of full production. As well as currently meeting full market demand, surplus production gas is also being injected into underground storage to replenish reserves.

FOR FURTHER INFORMATION PLEASE CONTACT:

Media enquiries:
Kathryn Mitchell
Santos Limited
(08) 8218 5260 / 0407 979 982

Investor enquiries:
Graeme Bethune
Santos Limited
(08) 8218 5157 / 0419 828 617

Santos stock symbols: STO (Australian Stock Exchange), STOSY (NASDAQ ADR)